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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

		Year Ended
in thousands	Six months Ended June 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Fixed charges:
Interest expense	9,511	18,971	20,075	13,111	6,013	6,698
Capitalized interest	—	—	—	—	—	—
Portion of rental expense which represents interest factor	—	—	—	—	—	—

Total Fixed charges	9,511	18,971	20,075	13,111	6,013	6,698

Total Fixed charges before preferred stock dividends pre-tax requirements Preferred stock dividends pre-tax income requirements	—	—	—	6,013	1,350	1,350

Total Combined fixed charges and preferred stock dividends	9,511	18,971	20,075	19,124	7,363	8,048

Earnings available for fixed charges:
Pre-tax income (loss)	(57,750)	(21,110)	(106,937)	(220,797)	86,653	34,702
Distributed equity income of affiliated companies	—	—	—	—	—	—
Add: Fixed charges	9,511	18,971	20,075	19,124	7,363	8,048
Less: Capitalized interest	—	—	—	—	—	—

Total Earnings available for fixed charges	(48,239)	(2,139)	(86,862)	(195,661)	95,366	44,100

Ratio of earnings to fixed charges	—	—	—	—	12.95	5.48
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	(57,750)	(21,110)	(106,937)	(214,785)

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges